ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE
BANK

23 September 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find enclosed relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b)) under the U.S. Securities Exchange Act of 1934. The enclosed information is being provided solely because such information is required to be filed with the Australian Stock Exchange (on which Macquarie Bank's securities are traded) and has been so filed, and the information was made public in Australia by the Australian Stock Exchange.

Yours faithfully

Dennis Leong
Company Secretary

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE BANK

MACQUARIE BANK GROUP PRICES £350m TIER 1 CAPITAL - ELIGIBLE SECURITIES

15 September 2004 – Macquarie Bank ("the Bank") today announced that Macquarie Capital Funding L.P., a Macquarie Group entity established to facilitate the capital raising, has priced a £350m (approximately $A900m) offering of tier 1 capital-eligible securities. The securities will be issued on 22 September 2004 and will be non-dilutive to ordinary shareholders.

The Bank recently undertook a UK investor roadshow to gauge investor interest in the proposed tier 1 capital - eligible securities. The securities – guaranteed non-cumulative step-up perpetual preferred securities – will pay a 6.177% semi-annual non-cumulative fixed rate distribution. They are perpetual securities and have no fixed maturity but may be redeemed on 15 April 2020. If redemption is not elected on this date, the distribution rate will be reset to 2.35% per annum above the then five year benchmark sterling gilt rate. The securities may be redeemed on each fifth anniversary thereafter.

The first coupon will be paid on 15 April 2005. An application has been made to list the securities on the Luxembourg Stock Exchange.

The securities will rank ahead of ordinary shares but be subordinate to all depositors and creditors of the Bank.

The funds raised will initially be used to augment the Macquarie Bank Group's US activities and later may be re-deployed for general corporate purposes outside Australia.

The issue will be treated as a combination of tier 1 and upper tier 2 regulatory capital. The Macquarie Bank Group's tier 1 ratio will increase by between 1.5% and 1.7% and total capital ratio will increase by approximately 6%.

The Securities will be rated BBB by Standard and Poor's, Baa1 by Moody's Investor Services and A- by Fitch.

Macquarie Bank is rated A by Standard and Poor's, A2 by Moody's Investor Services and A+ by Fitch. All ratings are on a stable outlook.

The Bank's capital management policy is to be conservatively capitalised and to maintain diversified funding sources in order to support business initiatives, particularly specialised funds and offshore expansion, and maintaining counterparty and client confidence.

The securities will not be registered under the U.S. Securities Act of 1933, as amended.

[Stabilisation: FSA/IPMA].

For further information please contact:

Greg Ward, Chief Financial Officer	+612 8232 3087
Erica Sibree, Investor Relations	+612 8232 5008
Jenny Kovacs, Investor Relations	+612 8232 3250

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	The holding in Macquarie Newton Australian Absolute Return Fund ("AARF") was notified on 9 September 2004. At this date the unit price and number acquired were not known. These figures are now available.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 August 2004
No. of securities held prior to change	Nil
Class	Units in unlisted managed fund
Number acquired	48,233.6957 units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,000.00
No. of securities held after change	48,233.6957 units

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Investment in AARF units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 15 September 2004

\Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	12 August 2004 but 23 March 2004 re: Macquarie Airport (MAP) stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18 August 2004
No. of securities held prior to change	20,353 MAP stapled securities
Class	Ordinary stapled securities
Number acquired	405 MAP stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.011706 per stapled security
No. of securities held after change	20,758 MAP stapled securities

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment pursuant to distribution reinvestment plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

21 September 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn18082004.doc

+ See chapter 19 for defined terms.